Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 3 DATED JULY 3, 2019

TO THE PROSPECTUS DATED APRIL 23, 2019

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated April 23, 2019, as supplemented by Supplement No. 1, dated May 8, 2019 and Supplement No. 2, dated May 17, 2019. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering; and

•	to provide an update to the section of the prospectus titled “Management.”

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of July 1, 2019, we had issued 4,468,430 shares of our common stock (consisting of 2,657,442 Class A Shares, 1,148,623 Class T Shares and 662,365 Class I Shares) in our offering for gross proceeds of approximately $116 million. As of July 1, 2019, $1.13 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on March 23, 2020, unless extended by our board of directors as permitted under applicable law and regulations.

Update to “Management”

The second paragraph of the section of the prospectus titled “Management—The Advisory Agreement” on page 89 is hereby deleted in its entirety and replaced with the following:

The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. On June 29, 2018, we amended and restated our advisory agreement. The advisory agreement as amended and restated had a one-year term ending June 29, 2019, which was subsequently renewed for an additional one-year period ending June 29, 2020 by the parties to the advisory agreement. It is the duty of our board of directors to evaluate the performance of our advisor before renewing our advisory agreement. The criteria used in these evaluations will be reflected in the minutes of the meetings of our board of directors in which the evaluations occur.